

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Anthony Tan Ping Yeow
Chief Executive Officer
Grab Holdings Limited
7 Straits View, Marina One East Tower, #18-01/06
Singapore 018936

> **Re: Grab Holdings Limited**
> **Amendment No. 2 to**
> **Registration Statement on Form F-4**
> **Filed October 18, 2021**
> **File No. 333-258349**

Dear Mr. Tan Ping Yeow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4

Questions and Answers about the Proposals
What vote is required to approve the proposals . . ., page 17

1. Please disclose the number of shares of ACG shares entitled to vote to approve the proposals after taking into account those shareholders who have entered into an agreement to vote their shares in favor of the proposals.

Organizational Structure, page 32

2. We note your disclosure that the Articles of Incorporation and the By-Laws of Grab PH Holdings Inc. are in the process of being amended to include the provisions of the

Investment Agreement between Grab and its local partner, and is currently pending approval from the Philippines Securities and Exchange Commission. Please amend your filing to discuss the risks, if any, related to the pending status of the amended Articles of Incorporation and By-Laws.

Risk Factors
"Grab is subject to risks associated with strategic alliances and partnerships.", page 71

3. Please tell us why you removed the risk factor disclosure outlining the risks associated with respect to Grab's shareholding in the entity through which it holds its interest in OVO.

"The Business Combination may be completed even though . . .", page 106

4. We note your response to comment 8, and your amended disclosure on pages 107 and 139. Given that the "Grab Disclosure Letter" is a defined term highlighted in your filing, please amend your disclosure to clearly explain: (1) the purpose of the Grab Disclosure Letter; (2) when you entered into the Grab Disclosure Letter; and (3) the material terms contained in the Grab Disclosure Letter. While your current disclosure explains how Section 1.1 of the letter functions and that the letter contains material terms that are also contained in the proxy statement/prospectus, the circumstances surrounding the letter, its purpose, and its terms, remain unclear.

Risks Relating to GHL
"GHL will issue GHL Class A Ordinary Shares . . .", page 110

5. We note your amended disclosure that Grab is exploring plans under which the shares that certain strategic partners and investors of Grab hold in certain subsidiaries or joint ventures of Grab would be exchanged, and investors would ultimately receive GHL Class A Ordinary Shares. Further, "Grab has started preliminary discussions with some of these strategic partners and investors, but has not finalized or committed to a plan." Please disclose the maximum amount of GHL Class A Ordinary shares that would be issued if all strategic partners and investors participated in this exchange. Please confirm that, if Grab finalizes or commits to a plan with any of these strategic partners or investors prior to requesting acceleration of the current F-4, the company will file a pre-effective amendment describing the plan(s).

Background of the Business Combination, page 155

6. We note your response to comment 10, and your amended disclosure on page 155. However, your amended disclosure is not completely responsive to our comment. Please amend your disclosure to discuss the reasons specific to each party for why they were ultimately not pursued by the board.

7. We note your amended disclosure that "$6.8 million will be disbursed among J.P. Morgan, Morgan Stanley, Evercore and UBS upon the consummation of the Business

Combination, subject to AGC Board's discretion, with the exact allocation to be determined closer to the closing of the Business Combination." Please disclose the services for which each of the aforementioned entities will receive a portion of this $6.8 million, and describe the factors the board will consider in determining the allocation. Please also disclose the basis for the additional $8.2 million in fees the board can pay at its discretion.

8.   We note your amended disclosure that the AGC board considered certain pending and potential litigation matters, including those related to driver-partner incentives and the investigation relating to potential violations of certain anti-corruption laws related to its operations in one of the countries in which it operates and has voluntarily self-reported the potential violations to the U.S. Department of Justice." Please describe what specifically the board considered with respect to these matters, any material discussions about such matters, how the board evaluated the potential risks, and how such matters influenced the negotiations and final terms of the business combination. Please also disclose elsewhere any material information relating to pending or potential litigation matters related to driver-partner incentives.

9.   We note your response to comment 12, and your amended disclosure that "Each of the diligence materials were prepared in connection with the transaction and therefore materially related to the transaction." In this regard, please provide the disclosures required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, or tell us why you believe you are not required to do so. Please also discuss any material issues in the diligence reports and the discussions related to such issues, including how they impacted negotiations.

10.   We note your revisions in response to comment 13, however your disclosure continues to list the topics discussed at the meetings without explaining what was considered and discussed about such topics and how they were considered or evaluated by the board. As one example only, where you state that the board evaluated the sufficiency of Grab's protection of its brand value and technology, as well as the potential for infringement or competition, you do not identify what particular technology or core assets you were referring to, the specific risk of infringement or competition, or how it could adversely impact Grab. Please revise accordingly.

Certain Prospective Operational and Financial Information, page 169

11.   You disclose on page 171 that the projections are based on assumptions of an increasing number of users of Grab's services, increasing transaction frequency and spend per transaction, and that incentives as a percentage of GMV will continue to decline. Please quantify such assumptions so that investors are able to evaluate whether such assumptions are consistent with past trends. Please also explain why you believe that you will have an increasing number of users given that MTUs for recent periods appear to be stagnant and are below the MTUs for 2019.

<u>Corporate Structure, page 296</u>

12.   Please identify the "local partners" referenced in this section, or tell us why you believe you are not required to do so.

<u>Key Operating Metrics, page 349</u>

13.   We are still reviewing your response to comment 34 and may have additional comments.

<u>Monthly Transacting Users, page 350</u>

14.   We note your response to comment 33 and your statement that "MTU data regarding specific products and offerings is less useful as a reflection of consumer engagement and business performance since such data is highly variable and influenced by a wide range of factors, such as seasonal weather patterns and COVID-19." However, the significant variability in MTUs suggests that disclosure of MTUs by segment, with appropriate narrative disclosure explaining the reasons for changes in the number of MTUs, would be helpful for an investor to understand how changes in demand in the mobility segment versus the delivery segment impact the company's financial results. In addition, we note that MTUs remain below MTUs for the year ended December 31, 2019, but without MTU data by segment it is unclear how, and to what extend, this is due to decreases or stagnation in delivery MTUs or mobility MTUs. Please revise accordingly.

        You may contact Abe Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Brian V. Breheny